SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 23, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 22, 2008, announcing 2007 fourth quarter and full year revenues and earnings.

PR No. C2561C

STMicroelectronics Reports 2007 Fourth Quarter and Full Year
Revenues and Earnings

•	Fourth quarter net revenues increased 6.9% sequentially to $2.74 billion, gross margin at 36.9%, diluted EPS was $0.27 before restructuring and one-time charges

•	2007 net revenues reached $10.0 billion; net income before restructuring and one-time charges was $698 million

•	2007 net operating cash flow up 26% to $840 million

Geneva, January 22, 2008 - STMicroelectronics (NYSE: STM) reported financial results for the fourth quarter and year ended December 31, 2007.

ST, in conjunction with Intel and Francisco Partners, entered into a definitive agreement on May 22, 2007 to create an independent semiconductor company, with ST contributing its Flash Memories Group (FMG). Subject to satisfying the closing conditions, ST anticipates the completion of the transaction during the 2008 first quarter. In this press release, ST presents certain financial results for the Company as a whole, as well as for the Company excluding FMG.

Net Revenues and Gross Profit Review

Net revenues for the fourth quarter increased 6.9% sequentially to $2.74 billion from the $2.57 billion reported in the prior quarter. Excluding FMG, net revenues increased 7.7% sequentially with growth led by imaging products, data storage, application-specific wireless, and industrial products.

Net revenues for the full year were $10.0 billion, an increase of 1.5% compared to 2006 net revenues of $9.9 billion. ST’s year-over-year net revenues growth, excluding FMG, was about 4.3%, driven by MEMS (Micro-Electro-Mechanical Systems), digital consumer, industrial, and application-specific wireless products, indicating that the Company grew sales for its served market in line with industry analysts’ preliminary estimates.

In Billion US$ and %	Q4 2007		Full year 2007
	ST	ST excluding FMG	ST	ST excluding FMG
Net Revenues	$2.74	$2.38	$10.00	$8.64
Sequential Growth	6.9%	7.7%	n/a	n/a
Year-over-Year Growth	10.4%	13.0%	1.5%	4.3%

President and CEO Carlo Bozotti commented, “Our fourth quarter financial results exceeded the mid-point of our outlook, with revenues up 6.9% sequentially and gross margin at 36.9%. Excluding FMG, revenues were up 7.7% sequentially with a gross margin of 38.2%. Sequential sales growth was driven by ST’s strong industrial-products offering and improving wireless positioning, both of which are areas of significant product-development focus for us.

“Over the course of 2007 we made progress in strengthening our Application Specific Product Groups (ASG). ASG’s revenue growth of approximately 25%, comparing fourth quarter 2007 results with those of the year’s first quarter, was in line with our earlier expectations and is clear evidence of our strengthening portfolio. Additionally, our Industrial and Multisegment Sector (IMS), which includes Advanced Analog, MEMS and Microcontrollers, had sales growth over 10% in 2007, demonstrating the quality of ST’s product portfolio and capability to increase share in the industrial and analog markets.”

Gross profit was $1.01 billion for the 2007 fourth quarter and the gross margin was 36.9%. Sequentially, both gross profit and gross margin improved from the prior quarter levels of $902 million and 35.2%, respectively. During the fourth quarter, FMG gross profit realized the benefit of suspended depreciation related to assets held for sale. Excluding FMG, gross profit was $911 million for the 2007 fourth quarter, representing a gross margin of 38.2%, a decrease from the 39.1% in the third quarter due to severe exchange-rate degradation and higher weighting of imaging devices in the product mix. In the year-ago quarter, the gross profit for the entire Company was $901 million and the gross margin was 36.3%.

For the 2007 full year, ST’s gross profit was $3.54 billion, with a gross margin of 35.4% compared to 2006 gross profit and gross margin of $3.52 billion and 35.8% respectively.

In Billion US$ and %	Q4 2007		Full year 2007
	ST	ST excluding FMG	ST	ST excluding FMG
Gross Profit	$1.01	$0.91	$3.54	$3.29
Gross Margin	36.9%	38.2%	35.4%	38.1%

Operating Expenses

In the 2007 fourth quarter R&D expenses were $480 million and SG&A expenses were $295 million. Combined selling, general & administrative and research & development expenses represented 28.3% of net revenues in the fourth quarter, compared to 27.8% in the third quarter of 2007, and below the 28.6% level in the year-ago quarter. In the 2007 fourth quarter, combined SG&A and R&D expenses reflected an additional $25 million in sequential currency effects, $8 million sequential increase in stock-based compensation charges and $7 million in additional R&D expenses from the acquisition of the Nokia design team, which closed on November 5th.

Research and development expenses were $1.80 billion and $1.67 billion in 2007 and 2006, respectively, while selling, general and administrative expenses were $1.10 billion and $1.07 billion during the same respective periods. For the 2007 full year, combined SG&A and R&D expenses were 29.0% of net revenues compared to 27.7% in 2006, reflecting an estimated year-over-year currency impact of approximately $180 million.

Impairment and Restructuring Charges

Fourth quarter impairment and restructuring charges totaled $279 million, with $30 million primarily coming from previously announced restructuring programs and $249 million in non-cash impairment charges for the FMG assets held for sale. The additional impairment charges related to the Numonyx transaction result from revised terms of the Numonyx deal, exchange rate effects, and an updated calculation of ST’s expected equity value at closing. For the full year 2007, FMG non-cash impairment charges totaled $1.11 billion, while restructuring charges for previous plans were $116 million.

Other-than-temporary Impairment Charges on Marketable Securities

Since May 2006 ST has granted a specific mandate to a global financial institution to invest a portion of its cash position in a US federally-guaranteed student loan program. In mid 2007 ST became aware that the managing financial institution deviated from its specific authorization and that ST had been credited with investments in unauthorized auction rate securities. As a direct result of these unauthorized investments, and the current market conditions for the underlying asset based securities, the company has recognized an impairment to the fair value of these securities in the fourth quarter of $46 million. The Company is pursuing all available options to recover its losses from these investments.

Operating Income and Profit Margin, Net Income and Earnings per Share

For the 2007 fourth quarter, the Company reported an operating loss of $15 million (operating income was $264 million, an operating margin of 9.6%, excluding restructuring and impairment charges of $279 million), and net income of $20 million, or $0.02 per diluted share ($0.27 excluding restructuring and impairment charges that are equivalent, net of taxes, to $0.20 per diluted share, and other-than-temporary impairment charges on marketable securities of $46 million, an after tax impact of $0.05 per diluted share). In the year-ago quarter, the Company reported operating income of $173 million, equal to an operating margin of 7.0% (7.4% excluding restructuring and impairment charges), and net income of $276 million or $0.30 per diluted share ($0.21 excluding restructuring and impairment charges and benefits from a one-time tax claim). In the prior quarter, the Company reported operating income of $181 million, an operating margin of 7.0% (9.1% excluding one-time charges of $52 million), and net income of $187 million, or $0.20 per diluted share ($0.24 excluding one-time charges).

Largely reflecting the non-cash impairment charges in connection with the agreement to divest FMG, ST’s operating loss was $545 million for full year 2007, compared to operating income of $677 million in the full year 2006. Net loss was $477 million, or $ -0.53 per share, compared to net income of $782 million, or $0.83 per diluted share in 2006. 2007 results included impairment, restructuring charges, other related closure costs and other one-time charges equivalent, net of taxes, to $1.29 per diluted share.

In the fourth quarter of 2007, the effective average exchange rate for the Company was approximately $1.425 to €1, compared to $1.356 to €1 in the third quarter of 2007 and $1.28 to €1 in the year-ago quarter. The Company’s effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.

For the full year 2007, the effective average exchange rate for the Company was approximately $1.35 to €1.00, compared to $1.24 to €1.00 for the full year 2006.

Carlo Bozotti, President and CEO, stated, “While we continue to make significant improvements in a number of areas - such as our product portfolio competitiveness, capital intensity, manufacturing performance and cost structure - the financial benefits of our actions are difficult to see, as a rapidly weakening US dollar absorbs much of our progress. We estimate that on a constant currency basis our 2007 operating profit, excluding restructuring and impairment charges, would have been about $310 million higher than the reported figure of $683 million and would have been about $240 million higher than the comparable operating profit figure of $754 million in 2006. Therefore, ST will continue to take the necessary actions and portfolio efforts required to further improve the Company’s operating leverage.”

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $737 million in the fourth quarter and $2.19 billion for the full year 2007. Net operating cash flow* was $188 million for the fourth quarter, compared to $255 million in the prior quarter and $157 million in the year-ago quarter. In the 2007 fourth quarter cash flow included a negative impact of approximately $250 million related to purchasing a portion of the Crolles2 equipment and the Nokia agreement announced in August. For the full year, net operating cash flow* totaled $840 million, up from $666 million in 2006.

Carlo Bozotti added, “We continue to emphasize a lighter asset strategy, and are reconfirming our target to have capex represent approximately 10% of sales in 2008. Importantly, we have significantly increased our net operating cash flow during 2007, improving 26% to $840 million”.

Reflecting ST’s successful progress in its lighter asset policy, capital expenditures were significantly lower in 2007. Specifically, capital expenditures were $1.14 billion, or 11.4% of sales, for the full year 2007, compared to $1.53 billion, or 15.6% of sales, for 2006. Inventory turns, excluding FMG, increased sequentially from 3.9 to 4.4 times.

At December 31, 2007, ST’s cash and cash equivalents, marketable securities both current and non-current, short-term deposits and restricted cash equaled $3.49 billion. Total debt was $2.22 billion. ST’s net financial position** was $1.27 billion. Shareholders’ equity was $9.57 billion.

*
Net operating cash flow is a non-US GAAP metric, which the Company’s management utilizes as a measure of cash-generation capability. It is defined as net cash from operating activities ($737 million in the fourth quarter of 2007) minus net cash used in investing activities (primarily capital expenditures) excluding restricted cash, payments for purchase of and proceeds from the sale of marketable securities (current and non-current) and investment in and proceeds from matured short-term deposits ($549 million in the fourth quarter of 2007).

**
Net financial position is a non-US GAAP metric used by the Company’s management to help assess financial flexibility. It is defined as cash and cash equivalents, marketable securities (current and non-current), short-term deposits and restricted cash ($3,488 million) minus total debt (bank overdrafts $0 million + current portion of long-term debt $103 million + long-term debt $2,117 million).

Net Revenues by Market Segment for Q4 and Full Year 2007

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments for the 2007 fourth quarter and full year.

As % of Net Revenues	Q4 2007		Full year 2007
Market Segment	ST	ST excluding FMG	ST	ST excluding FMG
Automotive	15%	16%	15%	17%
Consumer	16%	16%	17%	17%
Computer	16%	17%	16%	17%
Telecom	38%	35%	37%	32%
Industrial & Other	15%	16%	15%	17%

For the combined Company Q4 2007 results, Telecom was up 11% sequentially, Industrial & Others was up 9%, and Automotive and Computer were each up 6%. Consumer was down 1% sequentially. For the full year 2007, Industrial & Others grew 8%, while Automotive and Consumer were both up about 4%. Telecom was down about 1% due to memory products, and Computer was down about 2%.

Excluding FMG reduces the telecom market segment weighting by three to five percentage points, due to FMG’s strong positioning within wireless.

Financial and Operating Data by Product Segment for Q4 and Full Year 2007

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$ and %	Q4 2007
Segment	Net Revenues	% of Net Revenues	Operating income (loss)
ASG (Application Specific Product Groups)	$1,521	55.5%	$108
IMS (Industrial and Multisegment Sector)	846	30.9%	131
FMG (Flash Memories Group)	358	13.0%	26
Others (1)(2)	17	0.6%	(280)
TOTAL	$2,742	100%	$(15)

(1)	Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product segments.
(2)
Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment.

ASG’s revenues grew 9.1% sequentially and 13.3% year-over-year, led by imaging products, data storage and application-specific wireless products. ASG’s operating profit declined sequentially due to the sequential increase in imaging device weighting and currency impact. IMS’s sales grew 5.3% sequentially and 11.3% year-over-year reflecting strength in MEMS and advanced analog products while operating profit improved to $131 million. FMG sales grew 1.6% sequentially, but were down 4% year-over-year. FMG operating profit improved as a result of suspended depreciation.

In Million US$ and %	Full Year 2007
Segment	Net Revenues	% of Net Revenues	Operating income (loss)
ASG (Application Specific Product Groups)	$5,439	54.4%	$303
IMS (Industrial and Multisegment Sector)	3,138	31.4%	469
FMG (Flash Memories Group)	1,364	13.6%	(51)
Others (1)(2)	60	0.6%	(1,266)
TOTAL	$10,001	100%	$(545)

(1) and (2) defined in earlier table.

For the full year, ASG sales were up 0.8%, IMS grew 10.4% while FMG revenues declined 13.1%.

Outlook

Mr. Bozotti stated, “Looking to Q1 of 2008 - in line with traditional seasonality - we expect net revenues to decline sequentially in the range between -5% and -11%, which represents a year-over-year improvement of about 11% at the midpoint. The gross margin is expected to be about 36.3%, plus or minus 1 percentage point. ”

This outlook refers to the total Company, including expected results from FMG for the full quarter and Genesis for the final two months , and is based on an assumed currency exchange rate of approximately $1.46 = €1.00 for the 2008 first quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts.

Recent Corporate Developments

•
On November 5, 2007, the Company and Nokia announced the closing of their agreement, announced on August 8th, to deepen their collaboration on the licensing and supply of integrated circuit designs and modem technologies for 3G and its evolution.

•
On December 11, 2007, the Company and Genesis Microchip Inc. announced that they had entered into a definitive agreement for STMicroelectronics to acquire Genesis Microchip. The acquisition confirms STMicroelectronics as a leading System-on-Chip (SoC) technology provider to the rapidly growing digital television and display markets. The tender offer closed on January 16, 2008 with ST receiving 91% of Genesis shares. A subsequent offering period remains open until 5:00 pm New York time on January 23, 2008.

•
On December 26, 2007, the Company announced that Intel, Francisco Partners and ST agreed to extend the deadline for the closing of Numonyx, the joint flash memory venture, to March 28, 2008. The three parties continue to work to satisfy the conditions to closing for the transaction, and expect the closing to take place in Q1 2008.

•	On January 15, 2008, the Company announced the appointment of new executive officers, all reporting to President and Chief Executive Officer Carlo Bozotti.

Products, Technology and Design Wins

Application-Specific Product Highlights

•
In car communications, ST released details of its Cartesio automotive-grade embedded-GPS application processor. Primarily aimed at navigation and telematics applications, Cartesio is based on ST’s leading-edge Nomadik™ multimedia processor platform, which is increasingly gaining market penetration beyond mobile phones and in applications such as automotive. Separately, Chrysler announced the introduction in MiniVan vehicles of the Sirius Backseat TV service, which is enabled by ST chips, from the RF to the baseband. ST also gained a major audio power design win at a Japanese car radio OEM for a US car maker.

•
In automotive, ST and TIANJIN FAW Xiali Automobile, a China-based automotive manufacturer, inaugurated their Joint Automotive Application Laboratory in Tianjin, China, as part of the joint R&D cooperation to develop advanced automotive solutions for TJ FAW and its vendors. ST also gained important design wins in Direct Injection Engine applications for a fully integrated lambda sensor with a major North American OEM, a Japanese OEM and a major European OEM.

•
In car safety applications, ST acquired a major airbag platform from a Japanese OEM, confirming ST’s leadership in highly integrated smart-power products for automotive applications. Additionally, four new microcontrollers targeting power train, safety and car body applications have been designed, together with Freescale, in 90nm embedded flash process technology.

•
And in car body applications, ST gained contracts for the supply of smart-power actuator kits by an OEM in the Middle East, and a very significant win from a major North America supplier for four different body control units. Additionally, various ST application specific products for door modules and rear wipers were chosen by leading European automotive players. ST also gained penetration in Japan with tier one suppliers for body control units, demonstrating the competitiveness of ST’s Intelligent Power Switch portfolio.

•
In mobile connectivity, ST continued to increase its market share for Bluetooth and wireless LAN ICs with additional design-ins and continuing shipments to existing customers in the mobile phone market.

•	Also in mobile applications, ST’s leading-edge 1/4-in 3-megapixel autofocus camera was selected for a number of new mobile phones shipping soon from two major handset makers.

•
In communications infrastructure, ST gained several significant design wins for application-specific chips based on its leading-edge BiCMOS (Bipolar-CMOS) technology, including major design wins with two leading OEMs for next-generation fiber-optic transceivers, and a design win at an innovative start-up for a new generation of parallel optical interconnect systems.

•
In consumer, ST introduced the STi5202 low-cost set-top-box (STB) decoder chip, intended for standard-definition (SD) terrestrial, cable, satellite and IP (Internet Protocol) TV applications, and for both retail and operator-supplied boxes. The chip shares the same architecture, and is also software compatible, with ST’s STi7109 single-chip H.264 high-definition (HD) decoder, which has been highly successful in markets worldwide.

•
ST also announced that the leading Brazilian consumer manufacturer Gradiente’s new DHD800 HD STB - the first to offer full compliance with the new Brazilian SBTVD (Sistema Brasileiro de Televisão Digital) digital terrestrial TV standard - is based on ST’s industry-leading STi7100 single-chip HDTV decoder technology.

•	And in consumer audio, ST started shipments of its STA333W high-quality digital audio Class D amplifier to a major Japanese LCD customer.

•
In computer peripherals, ST gained a design win for an analog ASIC (Application-Specific IC) for a family of high-end inkjet printers from a major customer. And ST’s SPEAr™ (Structured Processor Enhanced Architecture) family of customizable digital engines was selected by a world leading OEM for multiple products in Human Machine Interface and Programmable Logic Controller applications.

•
In hard-disk drives, ST shipped samples of its first 65nm iterative read channel for the low-power mobile segment of hard-disk drives (HDDs). The IC features enhanced signal-to-noise ratio gain and a 25% lower power consumption, which is vital in mobile HDD applications. ST also enabled a substantial advance in the security of data stored on HDDs by becoming the first vendor of secure HDD System-on-Chip (SoC) IP to be listed on the US National Institute of Standards and Testing (NIST) Pre-Validation list for FIPS 140-2 Level 3. ST also won a Visionary Company Award at the recent Storage Visions Conference, recognizing ST’s dedication to the development of state-of-the-art storage technologies used in consumer electronics and the media and entertainment industries.

Industrial and Multi-Segment Product Highlights

•
Following the launch earlier in the year of ST’s breakthrough STM32 32-bit Flash microcontroller (MCU), based on the ARM® Cortex™-M3 core, ST announced several development kits, including ST’s STM32 Primer kit and the STM32 PerformanceStick, together with kits from multiple third-party providers. ST also announced a software library for the STM32 that simplifies testing and end-product approval, in addition to compliance with the IEC 60335-1 standard, for use in household appliances.

•
In smartcard applications, ST introduced the ST21F384 secure MCU with embedded-Flash for use in 2.5G and 3G mobile-phone SIM cards. The IC, which is the first such device to be produced in 90nm technology, uses Flash memory for its program memory to provide increased flexibility and shorter lead times for manufacturers, coupled with increased cost-efficiency from its 90nm production.

•
In RFID, a solution from leading company 3M, based on ST’s LRI2K RFID chip, was selected for use in 42 libraries in Paris to identify, manage and protect documents with a total of three million wireless smart tags.

•
In MEMS devices, ST extended its family of ultra-compact ‘low-g’ linear accelerometers with the LIS344AL three-axis analog-output sensor, which is ideally suited for battery-powered and space-constrained portable devices. ST also launched the LIS331 ‘nano’ low-power three-axis linear accelerometers, the smallest in the world, measuring only 3 x 3 x 1mm.

•
In power conversion, ST gained several important design wins in various markets, including: a power-supply solution for a major games console; power management controllers from a major Chinese OEM for mobile PCs; and switching regulators for an LCD TV from a Japanese customer and for a telecom application from an OEM in India. ST also launched the L672xA flexible and high-performance power controllers for use in servers and PC motherboards, and introduced the VNI4140K quad-high-side intelligent power switch, manufactured using ST’s proprietary VIPower™ technology.

•
In power MOSFETs, ST gained multiple design wins primarily in automotive and switch-mode power-supply applications from numerous manufacturers worldwide. ST also launched the STV300NH02L MOSFET, featuring exceptionally low micro-Ohm ON-resistance to reduce losses and increase efficiency in demanding power-supply systems. And in bipolar, IGBT and RF products, ST gained multiple design wins from OEMs worldwide in various applications, including industrial, communications, consumer and home appliances.

•
In protection devices, meeting the demand for extreme miniaturization in mobile, consumer and HDD applications, ST introduced several new ESD (electro-static discharge) protection products in very thin packages, including a range of ESD single-line devices that are only 0.4mm in height, and two-line USB/DVI/HDMI port-protection devices in micro-QFN packages. And in IPADs™ (Integrated Passive and Active Devices), ST introduced new highly-integrated wide-bandwidth EMI filters for SIM card protection and single- and dual-line EMI filters in micro-packages.

•
In analog products, ST launched the STVM100 programmable Vcom calibrator chip, which simplifies the process of removing flicker from LCD panels during manufacture and the STDVE003A, the first HDMI switch in the world to support a video data-transfer rate of up to 3.4-Gigabits per second, enabling 65k colors to be maintained for a true high-definition picture in LCD and Plasma TVs.

Technology Highlights

•
ST announced that it has successfully manufactured the first functional devices to be built using its 45nm CMOS radio-frequency technology, which will be essential for next-generation wireless applications.

All of STMicroelectronics’ press releases (including all releases in Q4) are available at www.st.com/stonline/press/news/latest.htm

Nomadik, SPEAr and IPAD are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•
changes in the exchange rates between the US dollar and the Euro, compared to an assumed effective exchange rate of US $1.46 = €1.00 and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•
our ability to manage in an intensely competitive and cyclical industry, where a high percentage of our costs are fixed and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•
our ability to close our agreement with Intel and Francisco Partners concerning the creation of Numonyx, currently targeted for the first quarter of 2008, if the financial, business or other conditions to closing as contractually provided are not met;

•
the charge of $1.11 billion posted so far in relation to our Flash memory business may materially change if closing does not occur as currently planned, or due to adverse developments in the credit markets ;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the attainment of anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of future R&D activities in Crolles2;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•
significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing and execution of our manufacturing investment plans and associated costs, including start-up costs;

•
changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of litigation;

•	the results of actions by our competitors, including new product offerings and our ability to react thereto.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the SEC on March 14, 2007. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations or financial condition.

Conference Call Information
The management of STMicroelectronics will conduct a conference call on January 23, 2008, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the fourth quarter and full year of 2007.

The conference call will be available via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until February 1, 2008.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	December 31,	December 31,
	2007	2006

Net sales	2,733	2,482
Other revenues	9	1
NET REVENUES	2,742	2,483

Cost of sales	-1,731	-1,582
GROSS PROFIT	1,011	901

Selling, general and administrative	-295	-281
Research and development	-480	-430
Other income and expenses, net	28	-7
Impairment, restructuring charges and other related closure costs	-279	-10
Total Operating Expenses	-1,026	-728

OPERATING INCOME (LOSS)	-15	173
Oher-than-temporary impairment charge on marketable securities	-46	0
Interest income, net	25	25
Earnings (loss) on equity investments	2	-1

INCOME BEFORE INCOME TAXES	-34	197
AND MINORITY INTERESTS
Income tax benefit	55	80

INCOME BEFORE MINORITY INTERESTS	21	277
Minority interests	-1	-1
NET INCOME	20	276

EARNINGS PER SHARE (BASIC)	0.02	0.31
EARNINGS PER SHARE (DILUTED)	0.02	0.30

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	904.2	940.7
DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Twelve Months Ended
	(Unaudited)	(Audited)
	December 31,	December 31,
	2007	2006

Net sales	9,966	9,838
Other revenues	35	16
NET REVENUES	10,001	9,854

Cost of sales	-6,465	-6,331
GROSS PROFIT	3,536	3,523

Selling, general and administrative	-1,099	-1,067
Research and development	-1,802	-1,667
Other income and expenses, net	48	-35
Impairment, restructuring charges and other related closure costs	-1,228	-77
Total Operating Expenses	-4,081	-2,846

OPERATING INCOME (LOSS)	-545	677
Oher-than-temporary impairment charge on marketable securities	-46	0
Interest income, net	83	93
Earnings (loss) on equity investments	14	-6

INCOME (LOSS) BEFORE INCOME TAXES
AND MINORITY INTERESTS	-494	764

Income tax benefit	23	20
INCOME (LOSS) BEFORE MINORITY INTERESTS	-471	784
Minority interests	-6	-2
NET INCOME (LOSS)	-477	782

EARNINGS (LOSS) PER SHARE (BASIC)	-0.53	0.87
EARNINGS (LOSS) PER SHARE (DILUTED)	-0.53	0.83

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	898.7	958.5
DILUTED EARNINGS (LOSS) PER SHARE

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended	Twelve Months Ended
	December 31,	December 31,	December 31,
In million of U.S. dollars	2007	2007	2006
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:
Net income (loss)	20	-477	782
Items to reconcile net income (loss) and cash flows from operating activities
Depreciation and amortization	334	1,413	1,766
Amortization of discount on convertible debt	5	18	18
Other non-cash items	77	155	50
Minority interests	1	6	2
Deferred income tax	-135	-148	-74
(Earnings) loss on equity investments	-2	-14	6
Impairment, restructuring charges and other related closure costs, net of cash payments	268	1,173	1
Changes in assets and liabilities:
Trade receivables, net	38	2	-104
Inventories, net	15	24	-161
Trade payables	64	19	36
Other assets and liabilities, net	52	17	169
Net cash from operating activities	737	2,188	2,491

Cash flows from investing activities:
Payment for purchases of tangible assets	-405	-1,140	-1,533
Payment for purchases of marketable securities	0	-708	-864
Proceeds from sale of marketable securities	1	101	100
Investment in short-term deposits	0	0	-903
Proceeds from matured short-term deposits	0	250	653
Restricted cash for equity investments	0	-32	-218
Investment in intangible and financial assets	-144	-208	-86
Proceeds from the sale of Accent subsidiary	0	0	7
Capital contributions to equity investments	0	0	-213
Net cash used in investing activities	-548	-1,737	-3,057

Cash flows from financing activities:
Proceeds from issuance of long-term debt	20	102	1,744
Repayment of long-term debt	-13	-125	-1,522
Decrease in short-term facilities	0	0	-12
Capital increase	0	2	28
Dividends paid	0	-269	-107
Dividends paid to minority interests	0	-6	0
Other financing activities	0	0	1
Net cash from (used in) financing activities	7	-296	132
Effect of changes in exchange rates	9	41	66
Net cash increase (decrease)	205	196	-368

Cash and cash equivalents at beginning of the period	1,650	1,659	2,027
Cash and cash equivalents at end of the period	1,855	1,855	1,659

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	December 31,	September 29,	December 31,
In million of U.S. dollars	2007	2007	2006
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,855	1,650	1,659
Marketable securities	1,014	1,389	764
Short-term deposits	0	0	250
Trade accounts receivable, net	1,605	1,637	1,589
Inventories, net	1,354	1,370	1,639
Deferred tax assets	205	237	187
Assets held for sale	1,017	1,211	0
Other receivables and assets	612	669	498
Total current assets	7,662	8,163	6,586

Goodwill	290	230	223
Other intangible assets, net	238	165	211
Property, plant and equipment, net	5,044	4,904	6,426
Long-term deferred tax assets	237	124	124
Equity investments	0	0	261
Restricted cash for equity investments	250	250	218
Non-current marketable securities	369	0	0
Other investments and other non-current assets	182	162	149
	6,610	5,835	7,612
Total assets	14,272	13,998	14,198

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	0	0	0
Current portion of long-term debt	103	74	136
Trade accounts payable	1,065	1,015	1,044
Other payables and accrued liabilities	744	753	664
Deferred tax liabilities	11	11	7
Accrued income tax	154	72	112
Total current liabilities	2,077	1,925	1,963

Long-term debt	2,117	2,099	1,994
Reserve for pension and termination indemnities	323	362	342
Long-term deferred tax liabilities	14	77	57
Other non-current liabilities	115	160	43
	2,569	2,698	2,436
Total liabilities	4,646	4,623	4,399
Commitment and contingencies

Minority interests	53	51	52
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,293,420 shares issued, 899,760,539 shares outstanding)
Capital surplus	2,097	2,070	2,021
Accumulated result	5,274	5,274	6,086
Accumulated other comprehensive income	1,320	1,109	816
Treasury stock	-274	-285	-332
Shareholders' equity	9,573	9,324	9,747
Total liabilities and shareholders' equity	14,272	13,998	14,198

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:  January 23, 2008
By:  /s/ Carlo Ferro

Name:  Carlo Ferro
Title:    Executive Vice President and
             Chief Financial Officer